UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A‑16 OR 15D‑16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026
Commission File Number 001‑40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 West Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F	☐	Form 40‑F	☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits 99.1 and 99.2 to this Form 6-K of Standard Lithium Ltd. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statements on Form F-10 (File No. 333-289110) and Form S-8 (File No. 333-262400) of the Company, as amended or supplemented.

Exhibit

99.1	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026
99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026
99.3	Form 52‑109F2, Certification of Interim Filings (CEO)
99.4	Form 52‑109F2, Certification of Interim Filings (CFO)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)

Date:	August 10, 2026	By:	/s/ Salah Gamoudi
			Name:	Salah Gamoudi
			Title:	Chief Financial Officer